Exhibit 99.3

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel	: +91 40 4900 2900
Fax	: +91 40 4900 2999
Email	: mail@drreddys.com
www.drreddys.com

DR. REDDY’S LABORATORIES LIMITED

Audited consolidated financial results of Dr. Reddy’s Laboratories Limited and its subsidiaries for the quarter and year ended 31 March 2025 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

		All amounts in Indian Rupees millions
		Quarter ended			Year ended
		31.03.2025	31.12.2024	31.03.2024	31.03.2025	31.03.2024
Sl. No.	Particulars	(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
1	Revenues	85,060	83,586	70,830	325,535	279,164
2	Cost of revenues	37,797	34,534	29,347	135,107	115,557
3	Gross profit (1 - 2)	47,263	49,052	41,483	190,428	163,607
4	Selling, general and administrative expenses	24,055	24,117	20,476	93,870	77,201
5	Research and development expenses	7,258	6,658	6,877	27,380	22,873
6	Impairment of non-current assets, net	768	(4)	(173)	1,693	3
7	Other income, net	(2,465)	(439)	(656)	(4,358)	(4,199)
	Total operating expenses	29,616	30,332	26,524	118,585	95,878
8	Results from operating activities [(3) - (4 + 5 + 6 + 7)]	17,647	18,720	14,959	71,843	67,729
	Finance income	3,008	798	1,615	7,553	5,705
	Finance expense	(656)	(818)	(593)	(2,829)	(1,711)
9	Finance (expense)/income, net	2,352	(20)	1,022	4,724	3,994
10	Share of profit of equity accounted investees, net of tax	55	42	35	217	147
11	Profit before tax (8 + 9 + 10)	20,054	18,742	16,016	76,784	71,870
12	Tax expense, net	4,181	4,704	2,946	19,539	16,186
13	Profit for the period/year (11 -12)	15,873	14,038	13,070	57,245	55,684

	Attributable to:
	Equity holders of the parent company	15,939	14,133	13,070	56,544	55,684
	Non-controlling interests	(66)	(95)	-	701	-

14	Earnings per equity share attributable to equity shareholders of parent
	Basic earnings per share of Re.1/- each	19.13	16.96	15.70	67.88	66.93
	Diluted earnings per share of Re.1/- each	19.11	16.94	15.67	67.78	66.81
		(Not annualised)	(Not annualised)	(Not annualised)

Segment information		All amounts in Indian Rupees millions
		Quarter ended			Year ended
		31.03.2025	31.12.2024	31.03.2024	31.03.2025	31.03.2024
Sl. No.	Particulars	(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue:
	a) Pharmaceutical Services and Active Ingredients	11,675	10,221	11,526	43,235	40,580
	b) Global Generics	75,365	73,753	61,191	289,552	245,453
	c) Others	132	1,614	1,420	2,137	3,910
	Total	87,172	85,588	74,137	334,924	289,943
	Less: Inter-segment revenues	2,112	2,002	3,307	9,389	10,779
	Net revenues	85,060	83,586	70,830	325,535	279,164

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	2,518	2,353	2,350	9,157	6,919
	b) Global Generics	44,707	45,219	37,933	179,606	154,268
	c) Others	38	1,480	1,200	1,665	2,420

	Total	47,263	49,052	41,483	190,428	163,607
	Less: Selling and other un-allocable expenditure, net of other income	27,209	30,310	25,467	113,644	91,737
	Total profit before tax	20,054	18,742	16,016	76,784	71,870

Global Generics segment includes operations of Biologics business. Inter-segment revenues represent sale from Pharmaceutical Services and Active Ingredients to Global Generics and Others at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities, treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	The above statement of audited consolidated financial results of Dr. Reddy’s Laboratories Limited (“the Company”), comprising of Statements of financial position, Income statement and Cash flows have been prepared by the management in accordance with recognition and measurement principles of IFRS as issued by the International Accounting Standards Board (IASB), and presented as per the format of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended, and were reviewed and recommended by Audit Committee and approved by the Board of Directors at their meetings held on 09 May 2025. The Independent Auditors have issued an unqualified report thereon.

2	“Revenues” for the year ended 31 March 2025 includes an amount of Rs.1,266 million received as a milestone payment upon U.S.FDA approval of DFD 29, in accordance with the license and collaboration agreement dated 29 June 2021 with Journey Medical Corporation. This transaction pertains to the Company’s Others segment.

3	During the quarter and year ended 31 March 2025, an amount of Rs.775 million and Rs.3,331 million respectively, and during the quarter and year ended 31 March 2024, an amount of Rs. 810 million and Rs.4,232 million, respectively, representing government grants has been accounted for as a reduction from cost of revenues.

4	“Impairment of non-current assets, net” for the year ended 31 March 2025 primarily includes:

a. Impairment of intangibles pertaining to acquisition from Mayne:

-an amount of Rs.907 million towards Haloette® (a generic equivalent to Nuvaring®), a product-related intangible, due to constraints on procurement of the underlying product from its contract manufacturer, resulting in a lower recoverable value compared to the carrying value.

-an amount of Rs.270 million pertaining to impairment of certain product related intangibles, due to adverse market conditions resulting in lower recoverable value compared to the carrying value.

b. Other impairments:

-an impairment loss of Rs. 288 million consequent to adverse market conditions with respect to certain product related intangibles forming part of the Company’s global generic business in India and Europe.

The above impairment charge pertains to the Company’s Global Generics segment.

5	“Impairment of non-current assets, net” for the year ended 31 March 2024 primarily includes:

a. Reversal of impairment loss of Rs. 226 million in March 2024, with respect to saxagliptin/metformin (generic version of Kombiglyze® - XR) and enalaprilat (generic version of Vasotec®) pursuant to launch of these two products during the year.

The Company re-assessed the recoverable amount pursuant to favorable market conditions and change in circumstances that led to initial impairment during year ended 31 March 2021 by revisiting the market volumes, share and price assumptions of these two products and accordingly, capitalized under product related intangibles with corresponding reversal of impairment loss of Rs. 191 million and Rs. 35 million respectively. This impairment loss pertains to the Company’s Global Generics segment

b. Consequent to adverse market conditions with respect to certain products related intangibles and software platforms, the Company assessed the recoverable amount of certain products and recognized impairment loss of Rs. 86 million and Rs. 99 million pertaining to products and software platforms forming part of the Company’s Global Generics and Others segment, respectively.

6	“Other income, net” for the quarter and year ended 31 March 2025 includes cumulative amount of foreign exchange gain of Rs. 1,551 million, reclassified from the foreign currency translation reserve and a loss of Rs. 52 million due to turnaround fees paid upon divestment of the membership interest in the subsidiary “Dr. Reddy’s Laboratories Louisiana LLC”.
This transaction pertains to the Company’s Global Generics segment.

7	“Other income, net” for the year ended 31 March 2024 includes:

a. Rs. 540 million recognised, in April 2023, pursuant to settlement agreement with Janssen Group in settlement of the claim brought in the Federal Court of Canada by the Company and its affiliates for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of Zytiga®(Abiraterone).

b. Rs. 984 million recognised pursuant to settlement of product related litigation by the Company and its affiliates in the United Kingdom.

These transactions pertains to the Company’s Global Generics segment.

8	The Company considered the uncertainties relating to the conflict in the middle east, and military conflict between Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

9	Pursuant to the amendment in The Finance Act 2024, resulting in withdrawal of indexation benefit on long-term capital gain, the Company has written off Deferred Tax Asset amounting to Rs.473 million, created in earlier periods on land, during the year ended 31 March 2025.

10	Agreement with Nestlé India :

On 25 April 2024, the Company entered into an agreement with Nestlé India Limited (“Nestlé India”) for the manufacturing, development, promotion, marketing, sale, distribution, and commercialization of nutraceutical products and supplements in India, as well as other mutually agreed geographies. These operations will be carried out by Dr. Reddy’s Nutraceuticals Limited, established on 14 March 2024. The entity was later renamed as Dr. Reddy’s and Nestlé Health Science Limited (the “Nutraceuticals subsidiary”) on 13 June 2024.

Upon completion of the closing conditions, the transaction concluded on 01 August 2024. Consequently, the Company has made an additional investment of Rs.7,340 million in its Nutraceuticals subsidiary, with corresponding infusion from Nestlé India amounting to Rs.7,056 million resulting in a revised shareholding pattern of 51:49 between the Company and Nestlé India. Subsequently, Nutraceuticals subsidiary had purchased the portfolio of nutraceutical products and supplements from Nestlé India for a consideration of Rs.2,231 million. The acquired portfolio consists of Product licenses, sales and marketing teams, contract manufacturers and employees.

Based on fair valuation, the company had allocated purchase consideration and recognized Product licenses and other intangibles of Rs.1,982 million, property, plant and equipment and current assets of Rs.42 million and Goodwill of Rs.207 million.

Upon closing, the Company had also transferred its nutraceuticals and supplements portfolio to the Nutraceuticals subsidiary as a common control transfer of business. This acquisition pertains to the Company’s Global Generics segment.

Profit after tax attributable to Non-controlling interest for year ended 31 March 2025, has arisen primarily on recognition of deferred tax asset on account of transfer of business from parent company to Nutraceuticals subsidiary. As at 31 March 2025, share of 49% held by Nestlé India is recorded under Non-controlling interest of Rs.3,778 million.

11	Business purchase agreement with Haleon:

On 26 June 2024, the Company entered into definitive agreement with Haleon UK Enterprises Limited (“Haleon”) to acquire Haleon’s global portfolio outside of the United States of consumer healthcare brands in the Nicotine Replacement Therapy category (“NRT Business”).

The definitive agreement for the acquisition of this NRT Business from Haleon includes the transfer of intellectual property, employees, agreements with commercial manufacturing organization, marketing authorizations and other assets relating to the commercialization of four brands - i.e., Nicotinell, Nicabate and others.The acquisition is inclusive of all formats such as lozenge, patch, spray and/or gum in all applicable global markets outside of the United States.

The closing conditions were met, and the transaction was completed on 30 September 2024.

Upon completion, the Company acquired the shares of Northstar Switzerland SARL from Haleon for an upfront cash payment of Rs.51,407 million (GBP 458 million). An additional consideration of up to Rs.4,714 million (GBP 42 million) is payable which is contingent upon achieving agreed-upon sales targets in Calender years 2024 and 2025, bringing the total potential consideration to Rs.56,121 million (GBP 500 million).

The Company completed the allocation of purchase price. The fair value of consideration transferred is Rs.55,897 million (GBP 498 million). Based on fair valuation, the Company recognised product related intangibles (Brands) of Rs.54,920 million (GBP 489.30 million), deferred tax liabilities of Rs.8,483 million (GBP 75.56 million) and goodwill of Rs.7,170 million (GBP 63.88 million). This acquisition pertains to the Company’s Global Generics segment.

Further, the Company executed a forward exchange contract to hedge its exposure to the payment made in GBP. Upon maturity, hedge gain of Rs. 2,197 million (GBP 20 million) was reclassified from the cash flow hedge reserve and has been adjusted to consideration paid upon closing of the transaction.

During the year ended 31 March 2025, the Company paid the first earn-out milestone to Haleon of Rs.1,655 million (GBP 15 million) based on the achievement of targets for calendar year 2024.

The marketing authorisations will transition gradually into the Company in a phased approach between April 2025 and February 2026. During transition period, Haleon group will provide distribution and related services in the markets, facilitating successful integration of the business across various geographies into the Company.

The amount of revenue and profit before tax (derived after amortisation of NRT brands) pertaining to the business acquired from Haleon since the acquisition date (i.e., September 30, 2024) was Rs.12,020 and Rs.2,375 respectively, during the year ended 31 March 2025. Further, acquisition related costs amounting to Rs.1,017 and Rs.280 were recognised as expenses under “Selling, general and administrative expenses” during the years ended 31 March 2025 and 31 March 2024, respectively

12	Consolidated statements of financial position

All amounts in Indian Rupees millions
	As at	As at
	31.03.2025	31.03.2024
Particulars	(Audited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	14,654	7,107
Other investments	43,254	74,363
Trade and other receivables	90,420	80,298
Inventories	71,085	63,552
Derivative financial instruments	557	169
Other current assets	30,142	22,560
Total current assets	250,112	248,049
Non-current assets
Property, plant and equipment	97,761	76,886
Goodwill	11,810	4,253
Other intangible assets	96,803	36,951
Investment in equity accounted investees	4,811	4,196
Other investments	10,391	1,059
Deferred tax assets	18,508	10,774
Tax assets	1,821	3,718
Other non-current assets	972	1,632
Total non-current assets	242,877	139,469
Total assets	492,989	387,518

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	35,523	30,919
Short-term borrowings	38,045	12,723
Long-term borrowings, current portion	857	1,307
Provisions	6,168	5,383
Tax liabilities	3,028	2,342
Derivative financial instruments	1,286	468
Other current liabilities	45,485	42,897
Total current liabilities	130,392	96,039
Non-current liabilities
Long-term borrowings	7,864	5,990
Deferred tax liabilities	14,108	909
Provisions	156	61
Other non-current liabilities	3,303	3,969
Total non-current liabilities	25,431	10,929
Total liabilities	155,823	106,968
Equity
Share capital	834	834
Treasury shares	(2,264)	(991)
Share premium	11,133	10,765
Share based payment reserve	1,642	1,508
Capital redemption reserve	173	173
Special economic zone re-investment reserve	-	653
Retained earnings	315,793	265,257
Other reserves	3,979	-
Other components of equity	2,098	2,351
Equity attributable to equity holders of the parent	333,388	280,550
Non-controlling interests	3,778	-
Total equity	337,166	280,550
Total liabilities and equity	492,989	387,518

13	Consolidated statements of cash flows

All amounts in Indian Rupees millions
	Year ended
	31.03.2025	31.03.2024
Particulars	(Audited)	(Audited)
Cash flows from/(used in) operating activities :
Profit for the year	57,245	55,684
Adjustments for:
Tax expense, net	19,539	16,186
Fair value changes and profit on sale of financial instruments measured at FVTPL**, net	(3,554)	(3,149)
Depreciation and amortization	17,058	14,841
Impairment of non-current assets, net	1,693	3
Allowance for credit losses (on trade receivables and other advances)	161	275
Profit on sale/disposal of assets, net	(1,522)	(900)
Share of profit of equity accounted investees	(217)	(147)
Foreign exchange loss/(gain),net	211	(534)
Interest (income)/expense, net	152	(567)
Inventories write-down	5,220	3,563
Equity settled share-based payment expense	424	407
Dividend income	- *	- *
Changes in operating assets and liabilities:
Trade and other receivables	(10,283)	(8,054)
Inventories	(12,753)	(18,445)
Trade and other payables	340	3,460
Other assets and other liabilities, net	(7,293)	2,857
Cash generated from operations	66,421	65,480
Income tax paid, net	(19,993)	(20,047)
Net cash generated from operating activities	46,428	45,433

Cash flows from/(used in) investing activities :
Purchase of property, plant and equipment	(27,504)	(16,403)
Proceeds from sale of property, plant and equipment	512	1,064
Purchase of other intangible assets	(6,894)	(11,032)
Proceeds from sale of other intangible assets	732	21
Payment for acquisition of businesses	(53,096)	-
Investment in associates	(317)	(12)
Purchase of other investments (incuding bank deposits)	(254,458)	(145,488)
Proceeds from sale of other investments (incuding bank deposits)	279,576	129,784
Proceeds from issuance of equity shares in subsidiary to Non-controlling interests	7,056	-
Dividend received from equity accounted investees	-	445
Interest and dividend received	3,372	1,338
Net cash used in investing activities	(51,021)	(40,283)

Cash flows from/(used in) financing activities :
Proceeds from issuance of equity shares (including treasury shares)	193	805
Purchase of treasury shares	(1,389)	-
Proceeds from short-term loans and borrowings	24,490	5,493
Proceeds from long-term borrowings	-	3,800
Repayment of long-term borrowings	-	(3,800)
Payment of principal portion of lease liabilities	(1,294)	(1,147)
Dividend paid	(6,662)	(6,648)
Interest paid	(3,483)	(2,266)
Net cash from/(used in) financing activities	11,855	(3,763)

Net increase in cash and cash equivalents	7,262	1,387
Effect of exchange rate changes on cash and cash equivalents	224	(59)
Cash and cash equivalents at the beginning of the year	7,107	5,779
Cash and cash equivalents at the end of the year(1)	14,593	7,107

*	Rounded off to million.
**	FVTPL (fair value through profit or loss)
(1)	Adjusted for bank-overdraft of Rs. 61 million and Rs. Nil for the year ended 31 March 2025 and 31 March 2024, respectively.

14	The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On 6 July 2021, the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company has continued to engage with the SEC and DOJ, including through submissions and presentations regarding the initial complaint and additional complaints relating to other markets, and in relation to its Global Compliance Framework, which includes enhancement initiatives undertaken by the Company, and the Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions and can also lead to civil and criminal sanctions under relevant laws, the outcomes, including liabilities, are not reasonably ascertainable at this time.

15	The Board of Directors of the Company at their meeting held on 27 July 2024 have approved the sub-division/ split of each equity share having a face value of Rupees five each, fully paid-up, into five equity shares having a face value of Rupee One each, fully paid-up (the “stock split”), by alteration of the capital clause of the Memorandum of Association of the Company. Further, each American Depositary Share (ADS) of the Company will continue to represent one underlying equity share as at present and, therefore, the number of ADSs held by an American Depositary Receipt(ADR) holder would consequently increase in proportion to the increase in number of equity shares.

On 12 September 2024, the approval of the shareholders of the Company was obtained through a postal ballot process with a requisite majority.

Consequently w.e.f. record date of 28 October 2024, the authorized share capital, the paid up share capital and the treasury shares were sub-divided into five equity shares having a face value of Rupee One each. As on 31 March 2025, the closing number of shares fully paid up and treasury shares were 834,455,365 and 2,452,260 respectively.

Post stock split, the number of each stock option vested and unvested and not exercised as on the record date were sub-divided into five options and the exercise price was proportionately adjusted.

The affect of stock split was considered in the computation of basic and diluted EPS for the quarter and year ended 31 March 2025 and prior periods have been restated considering face value of Rupee One each in accordance with IAS 33- “Earnings per Share” and rounded off to the nearest decimals.

16	The Board of Directors, at their meeting held on 09 May 2025, have recommended a final dividend of Rs.8 per share subject to approval of shareholders.

17	The figures of the fourth quarter are the balancing figures between audited figures in respect of the full financial year and the published year to date figures upto the third quarter of the relevant financial year. Also the figures upto the end of third quarter were only reviewed and not subjected to audit.

By order of the Board
For Dr. Reddy's Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 09 May, 2025	Co-Chairman & Managing Director